OPES ACQUISITION CORP.
4218 NE 2ND AVENUE
MIAMI, FL 33137

October 27, 2020

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: Scott Anderegg

Re:	Opes Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed September 25, 2020 File No. 001-38417

Dear Mr. Anderegg:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 22, 2020, with respect to the Preliminary Proxy Statement on Schedule 14A (“PREM14A”) filed on September 25, 2020 by Opes Acquisition Corp. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the revised PRER14A (the “PRER14A”) filed concurrently with the submission of this letter.

PREM14A Filed on 9/25/2020

Summary

Consideration to the Members, page 10

1.	The aggregate value of the consideration to be paid by OPES in the Business Combination (subject to reduction for indemnification claims and potential changes due to a working capital adjustment) of approximately $100 million disclosed here appears to be inconsistent with the disclosure on page 117 which states the aggregate value of the consideration is $194 million. Please clarify or revise.

RESPONSE: The disclosure of the aggregate value of the consideration initially included in the section “Consideration to the Members” did not take into account the value of the post-closing earn out shares that may be issuable upon the attainment of the milestones set forth in the Purchase Agreement. The total aggregate value has been updated to $172.3 million, which is inclusive of all contingent consideration and that amount is now reflected throughout the PRER14A, including on pages 10 and 122. The total aggregate value of the purchase price changed due to a change in the current price per share of Opes common stock. As of October 23, 2020, the price was of $11.05, however the price at the time of the initial filing of the PREM14A was $14.26.

Risk Factors, page 17

2.	Please provide risk factor disclosure concerning the legal and operational risk associated with your franchising operations.

October 27, 2020

RESPONSE: As requested by the Staff, we have included additional disclosure under the risk factor titled “BurgerFi’s franchise business model presents a number of risks” concerning the legal and operational risks associated with BurgerFi’s franchising operations.

Background of the Business Combination, page 47

3.	According to your disclosure in the third paragraph from the top of page 48, you conducted due diligence and/or engaged in detailed discussions with approximately eight targets, but due to discrepancies in commercial terms and valuation expectations you discontinued discussions with seven targets. Please enhance your disclosure to further describe the nature of these companies, including their size and the industries in which they operate, the nature of your discussions with these companies, the nature of the discrepancies in commercial terms and valuation expectations, and the reasons that discussions were terminated.

RESPONSE: As requested by the Staff, on pages 48 and 49 of the PRER14A, we have included additional disclosure relating to the final seven targets that we evaluated as well as the focus of our discussions with these companies and why we discontinued discussions with each of those potential targets.

4.	Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the Membership Interest Purchase Agreement and the other agreements related to the Business Combination. For example, please specify which of the parties recommended the initial consideration, explain how the amount was determined, and describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration. Please provide similar disclosure with the form and mix of consideration and the adjustments thereto. Please see Item 14(b)(7) of Schedule 14A.

RESPONSE: As requested by the Staff on page 50 of the PRER14A we include additional description of the negotiations surrounding the terms of the Purchase Agreement

OPES’S Board’s Reasons for the Approval of the Business Combination, page 51

5.	We note that your board “consulted with management and OPES’s legal counsel as well as financial and other advisors,” that you considered “research on the public trading values of comparable peer companies as well as private transaction precedents,” and that due diligence was “conducted in conjunction with external advisors, including national accounting, legal, insurance, environmental, and regulatory firms, among others.” Please provide the disclosure required by Item 14(a)(6) of Schedule 14A and Item 1015 of Regulation S-K, or advise. In addition, in this section please describe any uncertainties, risks and other potentially negative factors concerning the transaction that were considered by the board, as well as why these factors did not dissuade the board from approving the transaction.

October 27, 2020

RESPONSE: Page 56 of the PRER14A includes the uncertainties and other risks the Board considered concerning the transaction, which was previously included in our initial filing. As requested by the Staff, on page 53 of the PRER14A, we have included additional factors the Board considered, including its concerns with respect to certain negative factors and how it was able to overcome those concerns. The board did not receive any reports, opinions or appraisals in connection with its review of the transaction.

6.	In appropriate places in your filing, please break out your number of franchise stores and company stores, discuss the contribution of each store type to your revenues and expenses, discuss the material terms of a typical franchise agreement, clarify any differences in your site selection and construction models depending on the store type to be built, and describe any material franchise regulations governing your operations. Also in an appropriate place in your filing, please describe the effect of existing and probable governmental regulations (of any kind) on your business.

RESPONSE: As requested by the Staff, we have made revisions, as appropriate, throughout the PRER14A to reflect the breakdown of the number of franchise stores compared to company stores as of June 30, 2020, as well as further details relating to BurgerFi’s terms of its franchise agreements, regulations governing the franchises, as well as BurgerFi’s approach to site selection and construction models.

Growth Strategies, page 88

7.	We note your statement “We are continuing on a strong growth trajectory with another 15 restaurants planned to open in 2020, along with several delivery-only neighborhood kitchens in partnership with REEF Technology. “ Please revise your disclosure to provide a status update of your progress on achieving these initiatives.

RESPONSE: As requested by the Staff, on page 91 of the PRER14A, we have revised our disclosure updating BurgerFi’s progress on achieving the initiatives to open new restaurants in 2020.

Related Party Transactions
BurgerFi Related Party Transactions, page 134

8.	Please disclose the BurgerFi Member that is the related party.

RESPONSE: As requested by the Staff, BurgerFi has disclosed that Mr. John Rosatti is the related party.

BugerFi International, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Nature of Operations, page F-7

9.	We note your store activity for the years ended December 31, 2019 and 2018 appears to only include franchised stores. Please revise to separately disclosure the store activity for company owned restaurants for each applicable reporting period.

October 27, 2020

RESPONSE: As requested by the Staff, we have made revisions to separately disclose store activity for company owned restaurants for each of December 31, 2019 and 2018.

BurgerFi International, LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Variable Interest Entities, page F-9

10.	We note your statement that “Additionally, the Company is a guarantor for a lease for The Burger Bunch, LLC, an unrelated party.” Please tell us the business purpose of guaranteeing this lease, if you are compensated for this arrangement and what is your maximum exposure to loss.

RESPONSE: BF Boynton Beach LLC, BurgerFi’s wholly-owned subsidiary, signed a lease dated September 6, 2018 for a corporate location in West Boynton Beach, FL. The intention at that time was to operate this location as a company owned BurgerFi restaurant. This lease was guaranteed by BurgerFi. When BurgerFi negotiate leases for company owned restaurants, it is typical for BurgerFi to be a guarantor on the lease.

After BurgerFi entered into this lease, a BurgerFi franchisee, Burger Bunch, LLC, owned by two families who reside in Boynton, notified BurgerFi that they were actively searching for a site to build a BurgerFi restaurant in the vicinity of the recently leased West Boynton Beach space.

After several discussions with this franchisee group, BurgerFi’s management decided that, in order to take advantage of the franchisee’s local ties to the area, BurgerFi would sell and transfer the West Boynton lease to the franchisee. Thereafter, on November 14, 2019, BurgerFi caused its subsidiary, BF Boynton Beach, to assign the West Boynton lease to the franchisee, Burger Bunch, LLC effective November 14, 2019.

Although the Guaranty executed by BurgerFi remains in place, provided there are no uncured defaults in the first two years of operation, BurgerFi’s liability as guarantor, may not exceed 12 months of rent, commencing on the first day of the third lease year. The maximum financial exposure of this guaranty is $117,000, as of the date of this letter. The maximum exposure to loss under this guarantee of $1.1 million and $1.0 million at December 31, 2019 and June 30, 2020, respectively, was included in the disclosure of maximum loss exposure in Note 1 of the Notes to Consolidated Financial Statements for the respective periods on pages F-9 and F-31. BurgerFi evaluated whether the lease guarantee created a variable interest in the franchisee, and whether BurgerFi was the primary beneficiary of the franchisee, and determined that BurgerFi was not the primary beneficiary, since it does not have the power to make the decisions that most significantly impact the franchisee’s economic performance.

General

11.	Please provide the disclosure required by Items 102 and 103 of Regulation S-K. Refer to Item 14(c) of Schedule 14A and Form S-4.

(a)  RESPONSE: We have included disclosure of BurgerFi’s properties on page 94 of the PRER14A and legal proceedings on page 95 of the PRER14A.

12.	With respect to the current and proposed restated charters and bylaws of the company:

•	Please revise the disclosure throughout the filing, including in Use of Certain Terms, Proposal 2, and Description of Opes’s Securities, to clarify whether it relates to Opes’s current charter or the restated charter of the post-combination company.
Please also explain when the restated charter will become effective.

RESPONSE: As requested by the Staff, we have clarified throughout the Revised Preliminary Proxy that “Certificate of Incorporation” refers to the current OPES Certificate of Incorporation, as amended and restated, and that “Amended and Restated Certificate of Incorporation” refers to the certificate of incorporation of the OPES to be effective at the closing of the business combination.

•	We note references in your filing to restated bylaws. Please describe the terms of the bylaws, state whether their adoption requires shareholder approval, and tell us what consideration you have given to attaching to the filing the form of bylaws that will be in effect after the business combination.

RESPONSE: Upon review, we advise the Staff that we did not refer to the restated bylaws in the initial preliminary proxy statement. We hereby advise the Staff that the current bylaws will be amended and restated at the effective time of the business combination. Under OPES’s current certificate of incorporation and by-laws, the Board of Directors has the sole right to amend the bylaws. OPES has included the amended and restated bylaws as an annex to the PRER14A.

October 27, 2020

•	We note that certain descriptions in your filing of the restated charter of the post- combination company are not consistent with the terms of the restated charter attached as Annex B (as examples only, refer to the descriptions of the exclusive forum provision and ability to call special meetings). Please review and revise Annex B and the proxy disclosure to ensure accuracy and consistency.

RESPONSE: We have updated the PRER14A throughout to revise any terms that were inconsistent throughout with respect to the Amended and Restated Charter.

•	The disclosure in Proposal 2 does not appear to describe sufficiently all of the differences between Opes’s current charter and the restated charter to be in effect after the business combination. Please revise this section to fully describe such differences, so that stockholders have an accurate understanding of what they are being asked to approve.

RESPONSE: Upon further review, on pages 67 through 68 of the PRER14A we have revised Proposal 2 to include the additional material differences between the current OPES certificate of incorporation and the amended and restated certificate of incorporation.

•	Please note that we may have further comment upon review of your revised disclosure, including in connection with the exclusive forum provision of the restated charter.

RESPONSE: Upon further review, we hereby advise the Staff that the exclusive forum provision that is in the Amended and Restated Certificate of Incorporation is the same as the provision included in the current Certificate of Incorporation. There have been no changes to that provision in the Amended and Restated Certificate of Incorporation that would require disclosure of the differences in such provision.

October 27, 2020

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Mitchell S. Nussbaum at 212-407-4159 or mnussbaum@loeb.com, or Tahra Wright at 212-407-4122 or twright@loeb.com, of Loeb & Loeb LLP, our legal counsel.

Sincerely,
OPES ACQUISITION CORP.

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman and Chief Executive Officer